

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Jesse Sutton
Chief Executive Officer
PishPosh, Inc.
1915 Swarthmore Avenue
Lakewood, New Jersey 08701

> **Re: PishPosh, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 29, 2022**
> **CIK No. 0001611282**

Dear Mr. Sutton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1. We note your amended disclosure in response to comment 1. Please state the basis for your belief that PishPosh has established itself as a leading e-commerce platform with an extraordinarily engaged customer base of middle- and upper-class mothers. If the basis for your belief is your experience in the industry, please include language to make that clear.

Capitalization, page 23

2. With regard to our prior comment 5, we note your capitalization table continues to include "accounts payable", "accounts payable, related party" and "accrued expenses and other

current liabilities." Since these current liabilities are not part of your capital structure, please remove these line items from your table.

Dilution, page 24

3. We note your response to our comment 6. We also note you disclose your net tangible book value as of December 31, 2021 was a deficit of $5.4 million. We are unable to recalculate this amount from the formula provided in your response. Please revise your amount for net tangible book value (deficit) accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4. We note your amended disclosure in response to comment 10 and reissue the comment. Please discuss whether supply chain disruptions materially affect your outlook or business goals. In this regard, we note you disclose that "[t]o date, we have not experienced any material reduction in the available supply of products." This statement indicates the impact of supply chain constraints on your product supply, but does not clarify whether your outlook or business goals generally have been materially affected.

5. We note your amended disclosure in response to comment 7 and reissue in part. To provide additional context for investors, discuss your ability to repay your outstanding short-term promissory notes given the September 30, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.

Statements of Comprehensive Loss, page F-4

6. We note your response to our comment 13. It does not appear you have included pro forma income tax and net loss amounts following your GAAP net loss on the face of your Statement of Comprehensive loss. We therefore reissue our comment. Please expand your statement of comprehensive loss to include pro forma tax and net loss amounts for fiscal year 2021 and subsequent interim periods to be presented in future amendments. The pro forma presentation should be based on statutory rates in effect for the respective periods. You are also encouraged to include such pro forma presentation for fiscal year 2020.

Note 8. Loan Payable
Promissory Notes, page F-12

7. We note you disclose promissory notes outstanding in the amount of $1,025,000 as of December 31, 2021. Please disclose the interest rate(s) on these notes.

   You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Louis Lombardo